

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-Mail
Stephen Miller
Chief Executive Officer
Eclipse Identity Recognition Corporation
15732 Los Gatos Blvd. pmb 525
Los Gatos, CA 95032

> **Re:** **Eclipse Identity Recognition Corporation**
> **Current Report on Form 8-K**
> **Filed April 9, 2013**
> **File No. 333-175792**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10 Disclosure, page 3

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new
or revised accounting standards under Section 102(b)(2), provide a risk factor
explaining that this election allows you to delay the adoption of new or revised
accounting standards that have different effective dates for public and private
companies until those standards apply to private companies. Please state in your
risk factor that, as a result of this election, your financial statements may not be
comparable to companies that comply with public company effective
dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available
to you as a Smaller Reporting Company. Please also revise the last risk factor on page 18
accordingly.

Description of Business, page 3

2.   Please revise to consistently and accurately describe the nature and extent of your
operations. For example, it is unclear from your disclosures in the first paragraph on
page F-7 and the first paragraph under Note 2 beginning on page F-9 whether you have or
have not commenced operations and whether you actually design, develop and sell your
product, or whether it is merely your plan to do so. We note similar statements in this
and other sections of your document that need reconciling. For example, you refer on
page 4 to "minimal research and development" due to your "fully developed, tested and
proven" methods, but also refer on pages 11, 12 and 19 to the need for further research
and development.   You also list a "product portfolio" on page 6 but mention "planned
products" on pages 11 and 13. Additionally, you say on page 12 that you rely on others
to sell your products but also say on page 11 that you have nominal revenues to date.

3.   We note the extensive disclosure regarding the many positive attributes of your product,
such as the reference on page 5 to "world class" capabilities and similar statements there
and on pages 6 and 10. Given these statements, it is unclear why you remain in the
development stage and why you have not yet generated significant revenues. Please
revise to clarify. Your revised disclosure should represent a balanced, objective
description of the current status of your products and operations. To the extent you elect
to disclose your plans or beliefs, please clarify accordingly, ensuring that such statements
clearly distinguish your aspirations from your accomplishments and that any disclosed
beliefs are supported by an objectively reasonable basis.

4.   Please refer to your disclosure on page 4 regarding the private placements you are
required to close. Please revise to disclose the portion of the proceeds you have already
committed to remit to others, including any related parties. We note, for example, the
agreements mentioned on pages F-11 through F-13 and subsequent amounts lent to you,
as disclosed on page 4.

5.   Please reconcile the reference here and page 31 to 75 billion authorized shares with the
        number in Exhibit 3.2.

Business Overview, page 4

6.   Please tell us the basis for the statement about how your technology will "displace current
        competitive approaches," given the current status of your business operations. Also tell
        us the basis for your statement on page 5 regarding maintaining "a leadership position"
        and the last two sentences on page 5, particularly given your revenues to date and the size
        of the market you say exists for your products. Given the disclosure on page 6 regarding
        the size of that market, it appears your share of it is almost 0%. Therefore, it is unclear
        how or why you would claim a leadership position or that your product will displace
        other approaches.

Intellectual Property, page 10

7.   Please revise to clarify what intellectual property you mention was acquired through the
        agreements noted on page F-12, the duration of the agreement, the rights the original
        holders had in the technology and what consideration you provided for the rights you
        acquired.

Government Regulation, page 11

8.   Please revise to highlight the regulatory approvals mentioned on page 13 that you will
        require for your "planned products" and whether you obtained such approvals for any
        products you have already developed.

Risk Factors, page 11

9.   Please tell us whether and when you plan to register a class of your securities under the
        Exchange Act. If you do not intend to register a class of securities, please disclose the
        risks related to termination of periodic disclosure due to the automatic reporting
        suspension under Section 15(d) of the Exchange Act and explain the effect of the
        inapplicability of the proxy rules and Section 16 of the Exchange Act. In this regard, it
        appears from the disclosure regarding your assets and number of shareholders that your
        reporting obligation is currently suspended by operation of law.

Cash Requirements, page 19

10.   Please revise to clarify what you intend to accomplish with the expenditures in the table
        under this heading. While you refer to planning to "carry on business" and implementing
        a "growth strategy," it is unclear what exact operational activities you will be conducting
        or growth you hope to achieve. In this regard, we note that your planned expenditures do
        not appear to include any selling-related or manufacturing expenses. In addition, we note

from you disclosure on page 13 that you need significant capital due, in part, to your contractual obligations. Please revise to clarify the nature and amount of those obligations.

11.   With a view toward clarified disclosure, please tell us why you require cash for research and development, as indicated by this table, given your disclosures that no such expenses are needed because the salaries of your employees accrue.

Results of Operations, page 19

12.   Please provide the information required under Item 303(a) of Regulation S-K. For example, explain the sources of and changes in your revenues and expenses, as well as the reasons for the changes in working capital and cash flows. Also tell us why you have not discussed the revenues disclosed on page F-4 and what you mean by the term "nominal revenues" used throughout your filing. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Release No. 33-8350.

Security Ownership of Certain Beneficial Owners and Management, page 24

13.   If JMI was to receive 6% of any stock proceeds from a sale of Eclipse Delaware, as noted on page F-12, please tell us why JMI is not listed in this table.

Directors and Executive Officers, Promoters and Control Persons, page 24

14.   Please revise this section to include the named executive officers listed in the second table on page 27. Also revise the security ownership table on this page accordingly. Alternatively, please clarify, if true, that those named executive officers are no longer serving in their respective capacities. We note, in this regard, the disclosure on page 28 and in the second paragraph under Item 5.02 indicates there are multiple officers and directors, contrary to your disclosure here. Please also tell us, with a view toward disclosure, why you did not disclose the information required by Item 401 of Regulation S-K with respect to the six "key employees" mentioned on page F-11. See Regulation S-K Item 401(c).

Executive Compensation, page 26

15.   Please tell us, with a view toward disclosure, how the "prefunding plan" mentioned in note 1 to the second table on page 27 functions. For example, what amounts of "funding" and "profits" are required before you will pay the accrued salaries? Please also file the agreements related to this plan as exhibits. Also, given your disclosure regarding accrued but unpaid compensation, please tell us, with a view toward disclosure, whether the officer(s), director(s) and other employees affiliated with you or Eclipse Delaware devote full time to the affairs of the business.

Certain Relationships and Related Transactions . . ., page 29

16.   Please update your disclosure to be as of the most recent practicable date prior to the
        share exchange transaction. Please also revise to disclose the information required by
        Item 404 of Regulation S-K for the complete time period required, not merely for the
        last-completed fiscal year.

17.   With a view toward clarified disclosure, please tell us how the two bridge loans
        mentioned on page 10 of your most recent Form 10-Q and page F-13 of this filing relate.
        For example, will the $35,000 received from the private placement be used to satisfy the
        $35,000 lent to you by "an unrelated third party," as mentioned in the Form 10-Q, and
        which you subsequently lent to Eclipse Delaware. Or were there two different bridge
        loans provided to Eclipse Delaware, as indicated by your disclosure on page F-13, one
        from "AHL" and the other from a third party. Please also (i) tell us the identity of the
        "unrelated third party" and (ii) reconcile the reference to an "unrelated third party" with
        the disclosure on page 8 of your most recent Form 10-Q regarding a loan from a "related
        party."

Transactions with Related Persons of Eclipse Delaware, page 30

18.   Please file as exhibits the loan agreements referenced in this section and disclose the
        extent of any repayments of loans to related parties, as indicated by your disclosure on
        page F-6.

Control Share Acquisitions, page 32

19.   Please tell us what section of your articles of incorporation provides that you are not
        governed by the "control share" provisions of Nevada law. Also tell us what section of
        your bylaws implement the indemnification and insurance provisions permitted under
        Nevada law and described in the bullets on pages 33 and 34 of your filing. Furthermore,
        please reconcile your disclosure on page 33 and on page 17 regarding whether your
        articles provide for the elimination of liability you mention.

Item 9.01 Financial Statements and Exhibits, page 35

20.   Please tell us why you have not filed the "material contracts" and "employment
        agreements" mentioned in Schedules 7 and 8 of Exhibit 2.1 and the agreements
        mentioned on page F-12.

Statements of Stockholders' Equity, page F-5

21.   Please revise the statement of stockholders' equity to separately disclose for each
        issuance of shares since inception the date, number of shares issued and dollar amounts

per share rather than totals of common stock issued for cash, services and subscription. For issuances involving noncash consideration disclose the nature of the noncash consideration and the basis for assigning amounts. We refer you to FASB ASC 915-215-45-1.

Revenue Recognition, page F-7

22.   Please revise to clarify the nature of the revenues recognized during the periods presented and disclose your related revenue recognition policy.

Deferred Offering Costs, page F-8

23.   Please revise to disclose the offering that the deferred offering costs relate to and clarify your accounting treatment for these costs.

Note (4) Common Stock, page F-10

24.   We note that you entered into an agreement with an investment consultant whereby you reserved 360,000 shares of unregistered common stock in addition to payment for the consultant's services. Please clarify if the shares were issued, and disclose how you accounted for these shares.

25.   We note the authorization of 1,460,000 shares of unregistered common stock to founding and potential employees. Please tell us how you accounted for the issuance of the shares issued to potential employees, tell us whether they were employees as of the date the shares were issued.

26.   We note your disclosure that a board member transferred 400,000 shares of common stock to another board member and 700,000 shares to a majority shareholder for no consideration. Please explain the reason for these transactions and your related accounting treatment.

27.   Please revise to more fully disclose your accounting for the accelerated vesting of all authorized but unissued shares of unregistered common stock on December 31, 2012.

Note (9) Commitments, page F-12

28.   We note your disclosure that you have entered into a number of agreements with outside parties for the marketing, re-sale and referral of Eclipse products and services to potential customers with rates ranging from 5% to 12% of the product purchase price. Please revise to more fully disclose the specific terms of the significant agreements.

Note (10) Joint Venture, page F-13

29.   Please revise to disclose the current status of the joint venture arrangement, including whether the joint venture has been formed, any costs that have been incurred and your accounting policy regarding the joint venture.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek

Amanda Ravitz
Assistant Director

cc (via e-mail): William L. Macdonald, Esq.